UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2023 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 9, 2023 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2023, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
SECOND QUARTER 2023 HIGHLIGHTS

•Total revenues were KRW 238,894 million (US$ 181,282 thousand), representing an 44.8% increase from the first quarter ended March 31, 2023 (“QoQ”) and a 147.5% increase from the second quarter ended June 30, 2022 (“YoY”).

•Operating profit was KRW 52,701 million (US$ 39,991 thousand), representing a 21.7% increase QoQ and a 138.3% increase YoY.

•Profit before income tax expenses was KRW 55,097 million (US$ 41,809 thousand), representing a 19.2% increase QoQ and a 130.8% increase YoY.

•Net profit attributable to parent company was KRW 45,016 million (US$ 34,160 thousand), representing a 23.4% increase QoQ and a 157.7% increase YoY.

REVIEW OF SECOND QUARTER 2023 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2023 were KRW 17,025 million (US$ 12,919 thousand), representing a 25.0% decrease QoQ from KRW 22,696 million and a 31.4% decrease YoY from KRW 24,827 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Taiwan, Thailand and Japan. Such decrease was partially offset by increased revenue from Ragnarok Online in United States. The decrease YoY was largely due to decreased revenues from Ragnarok Online in Taiwan, Thailand, Philippines, Singapore and Malaysia.

Mobile game revenues were KRW 218,687 million (US$ 165,949 thousand) for the second quarter of 2023, representing a 57.3% increase QoQ from KRW 138,994 million and a 221.4% increase YoY from KRW 68,042 million. The increase QoQ was resulted by initial revenues from Ragnarok Origin, which was launched in Southeast Asia on April 6, 2023. Such increase was partially offset by decreased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea and Southeast Asia. The increase YoY was mainly due to initial revenues from Ragnarok Origin, which was launched in Southeast Asia on April 6, 2023, Ragnarok Origin in Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. This increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia, Ragnarok Origin in the United States and Canada and Ragnarok Labyrinth NFT in Southeast Asia.

Other revenues were KRW 3,182 million (US$ 2,414 thousand) for the second quarter of 2023, representing a 2.3% decrease QoQ from KRW 3,257 million and a 12.8% decrease YoY from KRW 3,650 million.

Cost of Revenue

Cost of revenue was KRW 168,309 million (US$ 127,720 thousand) for the second quarter of 2023, representing a 59.6% increase QoQ from KRW 105,485 million and a 232.8% increase YoY from KRW 50,575 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok Origin, which was launched in Southeast Asia on April 6, 2023. The increase YoY was primarily due to increased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong, Macau and Ragnarok X: Next Generation in Korea.

Operating Expenses

Operating expenses were KRW 17,884 million (US$ 13,571 thousand) for the second quarter of 2023, representing a 10.8% increase QoQ from KRW 16,144 million and a 24.9% decrease YoY from KRW 23,829 million. The increase QoQ was mainly due to increased salaries, and advertising expenses for WITH: Whale In The High, launched in global on June 29, 2023, Ragnarok: The Lost Memories launched in Taiwan, Hong Kong and Macau on May 18, 2023 and Ragnarok Landverse, which aims to be launched in the second half of 2023. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok Monster's Arena in Taiwan, Ragnarok Labyrinth NFT in Southeast Asia and Ragnarok Origin in North America, and decreased commission paid for payment gateway fees related to Ragnarok Online in Taiwan, Thailand, Philippines, Singapore and Malaysia.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 55,097 million (US$ 41,809 thousand) for the second quarter of 2023 compared with profit before income tax expense of KRW 46,226 million for the first quarter of 2023 and profit before income tax expenses of KRW 23,874 million for the second quarter of 2022.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 45,016 million (US$ 34,160 thousand) for the second quarter of 2023 compared with net profit attributable to parent company of KRW 36,466 million for the first quarter of 2023 and a net profit attributable to parent company of KRW 17,465 million for the second quarter of 2022.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 415,602 million (US$ 315,375 thousand) as of June 30, 2023.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,317.80 to US$ 1.00, the noon buying rate in effect on June 30, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin was successfully launched in Southeast Asia on April 6, 2023. Since its launching day, the game ranked as the first in top grossing of Apple App Store in Thailand, Philippines, Indonesia, Malaysia and Singapore, and as the first in top grossing of Google Play Store in Philippines and as the second in Thailand and Singapore. The global version of this game is being prepared to be launched in Central, South America, etc. in the fourth quarter of 2023.

•Ragnarok Begins, an MMORPG mobile and PC game

Ragnarok Begins will open the Closed Beta Service (“CBT”) in the fourth quarter of 2023, and the game is preparing to be launched in South Korea in the fourth quarter of 2023.

•Ragnarok V: Returns, an MMORPG mobile and PC game

Ragnarok V: Returns will open its CBT in South Korea on August 17, 2023. The game was ceased the service in Oceania on May 25, 2023 for its renewal version of mobile and PC.

•Ragnarok M: Eternal Love, an MMORPG mobile game

Ragnarok M: Eternal Love aims to be launched in Vietnam in 2024

•Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game

Ragnarok: The Lost Memories was launched in Taiwan, Hong Kong and Macau on May 18, 2023.

•Ragnarok 20 Heroes, an Action RPG mobile

Ragnarok 20 Heroes will open its CBT on August 24, 2023, and the game aims to be launched in Korea in September 2023.

Ragnarok Online IP-based Blockchain Games

•Ragnarok Landverse, an MMORPG blockchain PC game

Ragnarok Landverse will open its second CBT in the third quarter of 2023, and aims to be launched in Southeast Asia (Thailand and Indonesia excluded), Middle East, India, Africa and Oceania in the second half of 2023.

•Ragnarok Monster World, an RPG blockchain mobile and PC game

Ragnarok Monster World has started to be developed by Zero X And, Pte. Ltd., a developer company specializing in blockchain games and solutions. The game will be based on blockchain NFT technology, and aims to be launched in 2024.

•Ragnarok Poring Merge NFT, a Time Effective RPG blockchain mobile game

Ragnarok Poring Merge NFT is being prepared to be launched in Global in the fourth quarter of 2023.

Other IP-based games

•WITH: Whale In The High, a Healing Idle mobile game

WITH: Whale In The High was released in global on June 29, 2023. The game is developed by SKYWALK, a mobile game developer, and published by Gravity.

•White Chord, a Character Collecting RPG mobile game

White Chord will be released in Japan on August 29, 2023. The game is developed by Yulong Games, a Chinese mobile game developer, and published by Gravity Game Arise, the subsidiary of Gravity in Japan.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2023 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2022 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-22		30-Jun-23
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	169,877	128,910	187,228	142,076
Short-term financial instruments	167,000	126,726	228,374	173,299
Accounts receivable, net	77,257	58,626	112,407	85,299
Other receivables, net	140	106	8	6
Prepaid expenses	3,332	2,528	3,703	2,810
Other current financial assets	3,370	2,557	3,401	2,581
Other current assets	791	601	2,014	1,528
Total current assets	421,767	320,054	537,135	407,599
Property and equipment, net	8,140	6,177	9,124	6,924
Intangible assets, net	3,869	2,936	4,726	3,586
Deferred tax assets	5,660	4,295	5,184	3,934
Other non-current financial assets	2,176	1,651	1,939	1,471
Other non-current assets	2,482	1,883	5,180	3,931
Total assets	444,094	336,996	563,288	427,445
Liabilities and Equity
Current liabilities:
Accounts payable	73,549	55,812	101,206	76,799
Deferred revenue	18,543	14,071	18,947	14,378
Withholdings	3,201	2,429	3,978	3,019
Accrued expense	2,041	1,549	1,579	1,198
Income tax payable	5,469	4,150	13,195	10,013
Other current liabilities	2,907	2,206	3,734	2,834
Total current liabilities	105,710	80,217	142,639	108,241
Long-term account payables	374	284	72	55
Long-term deferred revenue	30	23	381	289
Other non-current liabilities	4,968	3,770	3,886	2,948
Deferred tax liabilities	2,832	2,149	2,832	2,149
Total liabilities	113,914	86,443	149,810	113,682
Share capital	3,474	2,636	3,474	2,636
Capital surplus	27,098	20,563	27,098	20,563
Other components of equity	2,475	1,877	4,267	3,237
Retained earnings	296,480	224,981	377,962	286,813
Equity attributable to owners of the Parent Company	329,527	250,057	412,801	313,249
Non-controlling interest	653	496	677	514
Total equity	330,180	250,553	413,478	313,763
Total liabilities and equity	444,094	336,996	563,288	427,445

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,317.80 to US$ 1.00, the noon buying rate in effect on June 30, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-23	30-Jun-22	30-Jun-23		30-Jun-22	30-Jun-23
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	22,696	24,827	17,025	12,919	46,274	39,721	30,142
Mobile games	138,994	68,042	218,687	165,949	131,283	357,681	271,423
Other revenue	3,257	3,650	3,182	2,414	7,569	6,439	4,886
Total net revenue	164,947	96,519	238,894	181,282	185,126	403,841	306,451
Cost of revenue	105,485	50,575	168,309	127,720	95,829	273,794	207,766
Gross profit	59,462	45,944	70,585	53,562	89,297	130,047	98,685
Operating expenses:
Selling, general and administrative expenses	13,271	21,207	15,029	11,405	38,849	28,300	21,476
Research and development	2,922	2,956	2,852	2,164	6,188	5,774	4,381
Others, net	(49)	(334)	3	2	(171)	(46)	(35)
Total operating expenses	16,144	23,829	17,884	13,571	44,866	34,028	25,822
Operating profit	43,318	22,115	52,701	39,991	44,431	96,019	72,863
Finance income(costs):
Finance income	5,461	4,100	4,213	3,197	5,708	9,674	7,341
Finance costs	(2,553)	(2,341)	(1,817)	(1,379)	(3,045)	(4,370)	(3,316)
Profit before income tax	46,226	23,874	55,097	41,809	47,094	101,323	76,888
Income tax expense	9,799	6,462	10,070	7,641	13,351	19,869	15,078
Profit for the year	36,427	17,412	45,027	34,168	33,743	81,454	61,810
Profit attributable to:
Non-controlling interest	(39)	(53)	11	8	(153)	(28)	(22)
Owners of Parent company	36,466	17,465	45,016	34,160	33,896	81,482	61,832
Earnings per share
- Basic and diluted	5,248	2,513	6,478	4.92	4,878	11,726	8.90
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	5,248	2,513	6,478	4.92	4,878	11,726	8.90

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,317.80 to US$1.00, the noon buying rate in effect on June 30, 2023 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: August 9, 2023